[JONES DAY LETTERHEAD]

May 28, 2010

Ms. Cecilia Blye
Chief
United States Securities and Exchange Commission
Office of Global Security Risk
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       Macy’s, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2010
Filed March 31, 2010
File No. 001-13536

Dear Ms. Blye:

On behalf of Macy’s, Inc. (“Macy’s” or the “Company”), we are writing to respond to your letter dated May 25, 2010 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing.  The text of the Staff’s comments and Macy’s responses thereto are set forth below.

General

1.   We note from 2010 news articles that you recently entered the Middle Eastern market and that Bloomingdale’s teamed up with Al Tayer Group to open a store in Dubai.  Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements.  Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:  Macy’s hereby advises the Staff that Macy’s does not have any past, current or anticipated contacts with Iran, Syria or Sudan, including through subsidiaries, resellers, distributors or other direct or indirect arrangements.  The news articles to which you refer relate to a license agreement pursuant to which a subsidiary of Macy’s granted a geographically limited license to an affiliate of Al Tayer Group LLC organized as a Dubai, United Arab Emirates limited liability company (the “Licensee”) to:

•           operate a Bloomingdale’s branded retail fashion store and home furnishings store (collectively, the “Store”), in the Dubai Mall located in Dubai, United Arab Emirates;

•           use specified trade names, service marks, trademarks, logos and emblems within the United Arab Emirates in connection with the operation of the Store;

•           carry out mail-order and catalogue sales of products, goods and merchandise offered for sale at the Store for shipment to addresses within the United Arab Emirates; and

•           use specified methodologies used elsewhere by Macy’s in connection with the operation of Bloomingdale’s stores solely in connection with the operation of the Store, within the United Arab Emirates;

in each case on the terms and subject to the conditions set forth in the license agreement, and pursuant to which the parties to the license agreement agreed to various related matters, including the payment by the Licensee to the Macy’s subsidiary of specified license fees.

Macy’s hereby acknowledges that:

•           Macy’s is responsible for the adequacy and accuracy of the disclosure in its filings;

•           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•           Macy’s may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

The Company believes that it has responded appropriately to the Staff’s comments, and would like to be advised as promptly as possible that the comment process has been completed.  The Staff’s cooperation in this regard would be greatly appreciated.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969‑3704, or by facsimile at (214) 969‑5100.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

cc:        Jennifer Hardy, United States Securities and Exchange Commission
H. Christopher Owings, United States Securities and Exchange Commission
Karen M. Hoguet, Macy’s, Inc.
Dennis J. Broderick, Macy’s, Inc.
Linda J. Balicki, Macy’s, Inc.
Joel A. Belsky, Macy’s, Inc.
Scott Flynn, KPMG LLP
Teresa E. Iannaconi, KPMG LLP